Zeo Energy Corp.

7625 Little Rd, Suite 200A
New Port Richey, FL 34654

May 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zeo Energy Corp. Registration Statement on Form F-1 Filed April 17, 2024, as amended File No. 333-278769

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zeo Energy Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Friday, May 31, 2024, or as soon as thereafter practicable.

Very truly yours,

Zeo Energy Corp.

By:	/s/ Timothy Bridgewater
Name:	Timothy Bridgewater
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP